HEADFARM, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Period from February 22, 2023 (Inception) to December 31, 2023

	Paid in Capital	Accumulated Deficit	Total Members' Equity
Balance, February 22, 2023	$ -	$ -	$ -
Net income/(loss)	-	(20,597)	(20,597)
Balance, December 31, 2023	$ -	$ (20,597)	$ (20,597)